SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 and 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2003	Commission File Number 1-14916

Brookfield Properties Corporation

(Translation of registrant’s name into English)

BCE Place
181 Bay Street
Suite 330
Toronto, Ontario
Canada M5J 2T3
(416) 359-8600

(Address and telephone number of registrant’s principal executive offices and zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD PROPERTIES CORPORATION

	By:	/s/ Craig Laurie
		Name:	Craig Laurie
		Title:	Senior Vice President & Chief Financial Officer

Date: December 23, 2003